August 30, 2005

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Jill S. Davis

RE:         Gold Reserve Inc.
            Form 20-F, Filed April 1, 2005
            File No. 001-31819

Ladies and Gentlemen:

On behalf of our client, Gold Reserve Inc. (the "Company"), set forth below is the further response of the Company to the comments contained in the Staff's letter to Mr. Robert A. McGuinness, Vice President -Finance & Chief Financial Officer, dated August 5, 2005, regarding the Company's Form 20-F filed April 1, 2005. The Company's previous responses to these and related comments were set forth in letters filed with the Securities and Exchange Commission (the "Commission") on April 20, April 27, June 20, June 24, and July 15, 2005. The July 15, 2005, response also enclosed an amended and restated Form 20-F/A (the "Form 20-F/A"), marked to show proposed changes responsive to the Staff's comments.

For ease of reference, the Staff's comments in response to the Company's August 5, 2005 submission have been repeated below, with the Company's response set forth underneath. In addition, attached hereto for your consideration are additional marked pages for the Form 20-F/A the Company proposes to file upon approval from the Staff.

_______________

Form 20-F for the year ended December 31, 2004

Note 11. Differences Between Canadian and U.S. GAAP, page 57

We have reviewed your response to prior comment number one and continue to be unable to agree with your conclusions. Please explain, under your interpretation of how to account under for mine project costs prior to the determination of proven and probable reserves, as defined by Industry Guide 7, why these capitalized costs were not impaired under US GAAP during any of the periods 1998 through the present. We note that during that time frame gold commodity prices experienced sustained low prices and that it was not until 2003 that gold prices remained above US$300 per ounce.

Please tell us whether or not events occurred which triggered the need for you to evaluate these assets for impairment. If not, please explain why.

If you did evaluate your assets for impairment:

Please tell us what events triggered this requirement.

Please explain the method used to evaluate these assets for impairment and the assumptions used.

We may have further comment.
_______________

Further to our previous discussions, the Tuesday, August 16, 2005 call with the Company, its accountants and attorneys and the Staff, and written responses, the Company reiterates that it believes it had a reasonable basis for continuing to carry previously capitalized costs related to the Brisas project on its balance sheet for U.S. GAAP purposes.

This belief is based on the results of its communications with the Staff in 1998, the advice of Behre Dolbear Inc. who in 2003 noted that they believed the Company had an adequate basis under its pre-feasibility study for supporting the estimated mineral reserves under Industry Guide 7, the annual test of impairment (discussed with the Staff on the August 16, 2005 call) whereby the Company concluded annually that the carrying value of the Brisas project had not been impaired and the results of the 2005 Bankable Feasibility Study.

However, notwithstanding the Company's belief that it has a reasonable basis for continuing to carry previously capitalized costs related to the Brisas project on its balance sheet for U.S. GAAP purposes, the Company has concluded that, as a result of its discussions with the Staff and after consultation with its independent accountants, it will amend its Form 20-F,
Note 11. Differences Between Canadian and U.S. GAAP and expense previously capitalized costs (excluding acquisition costs) for U.S. GAAP purposes for periods prior to January 1, 2005, which represents costs incurred prior to the completion of the Bankable Feasibility Study. The Company's proposed re-draft of Note 11 is shown below.

As a result of this write off, there is no reason to evaluate impairment for U.S. GAAP purposes. For Canadian GAAP purposes the Company capitalizes costs on properties where it has found mineralized material that does not meet all the criteria required for classification as proven or probable reserves and such costs have the characteristics of property, plant and equipment and it has a reasonable basis for future recovery. On an annual basis the carrying value of the Brisas project was evaluated for conditions that would give rise for the need to write-off all or a portion of the amounts capitalized. Based on Canadian GAAP no impairment has occurred and as a result, no adjustments have been made to the carrying value of Brisas project.

11. 	Differences Between Canadian and U.S. GAAP:

The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in Canada. The effect of the principal measurement differences between U.S. and Canadian GAAP are summarized below.
                              Canadian GAAP        Change        U.S. GAAP

2004

Total assets                $  86,605,531   $  (37,990,343)A,C   $  48,615,188
Total shareholders' equity     84,176,058      (37,990,343)A,C      46,185,715
Net loss                       (5,482,629)      (4,877,262)B,C     (10,359,891)
Cash flow used by operations   (3,958,098)      (6,268,328)C       (10,226,426)
Cash flow (used) provided
  by investing activities      (3,661,795)       6,268,328 C         2,606,533

2003

Total assets                $  67,030,482   $  (31,651,868)A,C   $  35,378,614
Total shareholders' equity     65,138,471      (31,651,868)A,C      33,486,603
Net loss                       (3,707,336)      (7,704,726)B       (11,412,062)
Cash flow used by operations   (2,898,151)                          (2,898,151)
Cash flow provided
  by investing activities       2,731,267                            2,731,267

2002

Total assets                $  59,842,523   $  (34,724,809)A,C   $  25,117,714
Total shareholders' equity     58,412,021      (34,724,809)A,C      23,687,212
Net loss                       (3,008,122)      (1,162,804)B        (4,170,926)
Cash flow used by operations   (2,244,724)                          (2,244,724)
Cash flow used
  by investing activities      (1,948,269)                          (1,948,269)

For U.S. GAAP purposes, the Company accounts for stock-based employee compensation arrangements using the intrinsic value method. Had the fair value method of accounting been used under U.S. GAAP, the net loss would have been 4,690,986, 11,818,170 and 4,183,919 for the years ended December 31,
2004, 2003 and 2002, respectively.

A	Under U.S. GAAP, marketable securities would be divided between held-to-maturity securities and available-for-sale securities. Those securities classified as available-for-sale would be recorded at market value and the unrealized gain or loss would be recorded as a separate component of shareholders' equity.

B	For U.S. GAAP purposes, the Company accounts for stock-based employee compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No.25, "Accounting for Stock Issued to Employees". Under U.S. GAAP, when the exercise price of certain stock options is amended (the "Repricing "), these options are accounted for as variable compensation from the date of the effective Repricing. Under this method, following the repricing date, compensation expense is recognized when the quoted market value of the Company's common shares exceeds the amended exercise price. Should the quoted market value subsequently decrease, a recovery of a portion, or all of the previously recognized compensation expense will be recognized. For U.S. GAAP purposes, the Company will adopt SFAS 123, "Accounting for Stock Based Compensation" effective January 1, 2005. SFAS 123 requires the use of the fair value method of accounting for stock based compensation. This standard is consistent with the revised provisions of CICA 3870, which was adopted by the Company for Canadian GAAP effective January 1, 2004. For U.S. GAAP, the Company will apply the modified retrospective method of adoption included in SFAS 148 and will adjust shareholders' equity in 2005 as if the fair value based accounting method in this statement had been used to account for all employees awards granted, modified or settled in fiscal years beginning after December 14,1994. This standard is consistent with the revised provisions of CICA 3870, adopted for Canadian GAAP effective January 1, 2004.

C	Under Canadian GAAP we capitalize mine development costs after proven and probable reserves have been established. We also capitalize costs on properties where we have found non-reserve material that does not meet all the criteria required for classification as proven or probable reserves.
Under US GAAP, exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserve under SEC rules are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but expensed under US GAAP.

_____________

Engineering Comments

General

Disclosure of two price levels may confuse investors, particularly in the table on page 14, where it is unclear if the $400 price is related to after-tax 9.1 percent rate-of-return and net present values. To clarify your disclosure:

Please remove the disclosure about $400 gold prices and $1.00 copper prices from page 13.

Please revise the disclosure in the table on page 14 to relate to the rate-of-return to the gold price. If you wish to disclose a rate-of-return for a $400 gold price, disclose the after-tax rate-of-return for the reserves estimated using a $350 gold price.

_____________

As the Company has noted previously, mineral reserves contained in the Company's 2004 Form 20-F are calculated using $350 gold and $.90 copper which, by definition, also includes an economic analysis at $350 and $0.90, as the economics of the project at $350 and $0.90 must be positive in order to have proven and probable reserves. Thereafter, the published Bankable Feasibility Study economic model was calculated using $400 gold and $1.00 copper, which is more representative of near term gold and copper prices. In order to make the two items of disclosure more clear to the reader, the Company has modified the table on page 14 of the Form 20-F/A as follows:

The following are the key assumptions contained in the 2005 Bankable Feasibility Study:

Proven and probable reserves using $350 per ounce of gold and $0.90 per pound of copper:
_____________________________________________________________

Proven Reserves               193.2 million tonnes;
                              0.71 g/t gold and 0.12% copper
Probable Reserves             221.3 million tonnes;
                              0.68 g/t gold and 0.13% copper
Strip ratio (waste: ore)      1.81:1
Mine Life                     16 years
Mill throughput               70,000 tonnes per day "Hardrock" ore
                              6,000 tonnes per day "Sulfide" saprolite
                              6,000 tonnes per day "Oxide" saprolite
Plant Metal recoveries
     gold                     83.1%
     copper                   87.0%
Net payable Metals
     gold                     82.4%
     copper                   83.0%
Life of Mine Production (payable metals)
     gold                     7.59 million ounces
     copper                   979 million pounds
Average annual
  gold production             486,000 ounces
Average annual
  copper production           63 million pounds
Average annual copper
  concentrate production      124,000 metric tonnes

Economic Model Results using $400 per ounce of gold and $1.00 per pound of copper:
_____________________________________________________________

Total cash operating cost
(on site and off site)        $5.26 per tonne ore
Initial capital cost          $552.4 million
Working capital               $39.3 million
Ongoing capital               $132.3 million
Cash Operating cost *         $154 per ounce of gold
Production Taxes              $13 per ounce of gold
Total Cash costs *            $167 per ounce of gold
Capital Cost Amortization     $96 per ounce of gold
Total Cost                    $263 per ounce of gold

IRR, NPV and Payback using:
   per ounce of gold and:              $400                 $350
   per pound of copper                $1.00                 $0.90
___________________________________________________________________
Internal rate of return (After-Tax)      9.1%              5.2%
Project net present value (After-Tax)
                            @ 0%        $711 million     $384 million
                            @ 5%        $207 million      $12 million
Project payback                           8 years          10.8 years
* Net of copper by product credit

________________

3. Based on our review of the supplemental information and a discussion with your staff, we note that to mine your entire Brisas orebody, you must have an agreement with the neighboring landowner(s) to mine waste from the neighbor's lands, so that you can mine right up to the boundary. In an area associated with your reserve estimate disclosure, please disclose that:

part of the reserve estimate is contingent to gaining a back-slope mining agreement with the neighboring owner(s), and the percentage reduction that would be made in the reserve estimate, if you are unable to attain the back-slope agreement.

________________

As the Company noted in previous discussions with the Staff, the Company does not currently have a formal set-back or high-wall agreement with the owners (the Venezuelan government) of the adjacent property to the north. However, based on discussions with the Ministry of Basic Industries and Mining ("MBIAM"), the Company expects to enter into a formal or informal agreement in the future based on the following reasons:

The government of Venezuela through the MBIAM owns the Las Cristinas ("LC") property that is located to the north and contiguous to the Brisas project. The government of Venezuela transferred LC to Corporacion Venezolana de Guayana ("CVG") a government-owned industrial corporation to facilitate the exploitation of the LC mineralization. CVG subsequently contracted the mining rights to Crystallex International Corporation ("KRY"), but not the mining concession. The Company has been advised that KRY, as the mining contractor and not a concession holder, cannot independently block or grant a set-back agreement with its neighbors.

The Company understands that Venezuelan mining and environmental regulations require the rational exploitation of mineralization and prohibits the development of permanent structures over mineralization as well as prohibits development efforts that hinder or negatively impact the rights of neighbors.

The Company's original mine plan has already been approved by the Venezuelan government. This plan includes maps showing the encroachment on to LC in order to allow the Company to rationally exploit the mineralization contained within the Company's concession. Although the LC and Brisas mineralization is contained within one ore body, all material including any mineralization contained outside of the Brisas concession is considered to be waste for purposes of the Brisas mine plan.

Approval of the Company's operating plan acknowledges that the Company, a Venezuelan government entity or its subcontractor will mine the area between the pits with the extracted ore delivered to the appropriate property owner. The Company has had discussions with the MBIAM where it offered to mine the area and either process the ore and deliver the equivalent value in cash or metals or deliver the mineralized material to a stockpile of their or their contractors choice.

Unlike in North America, the Venezuelan government owns the mineralization on a property until the concession holder extracts the minerals. As a result, the Venezuelan government or in this case the MBIAM has a significant influence on the extraction of the mineralization contained in this single continuous ore body comprised of LC and Brisas and, as such, it is reasonable to assume that a set-back agreement will be obtained and that the mineralization in question will be mined during the life of the project.

For these reasons the Company believes that obtaining a formal set-back agreement related to the LC property with the Venezuelan government and or its subcontractor is not a significant risk.

In order to clarify the issue, the Company proposes to included the following language in "VENEZUELAN MINING, ENVIRONMENT AND OTHER MATTERS", at the bottom of page 19 of the Form 20-F/A:

"In addition to the issues described above, Venezuelan mining and environmental regulations require the rational exploitation of all known mineralization and prohibits the development of permanent structures over mineralization and development efforts that hinder or negatively impact the rights of neighbors. These regulations provide, among other things, the environment in which neighboring title-holders can negotiate set-back agreements in order to allow the mineralization contained within an adjoining area to be rationally exploited by all parties. The Company's Brisas project mine plan, which contains the assumption that a set-back agreement will be obtained, has already been approved by the MBIAM and, although the Company has not obtained a definitive set-back agreement with any adjacent property title-holders, management has no reason to believe that such agreements will not be obtained in the future. Further, approval of the Company's mine operating plan acknowledges that either the Company, a Venezuelan government entity and/or its subcontractor will mine the area between the pits with the extracted ore delivered to the appropriate property owner. Consistent with this assumption, the Company has already held discussions with the MBIAM where it offered to mine the area and either process the ore and deliver the equivalent value in cash or metals or deliver the mineralized material to a stockpile of their or their contractors choice. As a result of Venezuelan mining laws and related regulations, the government (or in this case the MBIAM) has significant influence over the extraction of mineralization contained in this single continuous ore body comprised of LC and Brisas and, as such, management believes that a set-back agreement will be obtained in the future allowing the adjoining mineralization to be mined during the life of the project."


* * * * *
I would appreciate it if you would please call me at (713) 427-5018 after your review of the above responses. Thank you for your attention to this matter.
Very truly yours,


Jonathan B. Newton

cc: Mr. Robert A. McGuinness

======== ======== ======== ======== ======== ======== ========

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

FORM 20-F/A

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004


Commission File Number 001-31819

GOLD RESERVE INC.
(Exact name of registrant as specified in its charter)

Yukon Territory, Canada
(Jurisdiction of incorporation)


926 West Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:
Class A common shares, no par value per share
Preferred Share Purchase Rights
(Title of each class)

The Toronto Stock Exchange ("TSX")
American Stock Exchange ("AMEX")
(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The total number of the registrantis shares outstanding as of December 31, 2004:

Class A common shares, no par value per share: 33,421,708
Equity Units, no par value per share: 658,122

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period as the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X]

Registrant elected to follow financial statement Item 17.

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EXPLANATORY NOTE

Gold Reserve Inc ("Gold Reserve" or the "Company") is filing this Amendment No.1 to its Annual Report on Form20-F for its fiscal year ended December 31, 2004, which was originally filed with the Securities and Exchange Commission ("SEC") on April 1, 2005, in response to comments the Company received from the Staff of the U.S. Securities and Exchange Commission. The originally filed 2004 20-F is amended as follows:

Note 11 to the Company's consolidated financial statements, "Differences between Canadian and U.S. GAAP", included as part of Part III, Item17, "Financial Statements, has been amended. This amendment reflects the restatement of certain financial information under U.S. GAAP based upon a revision in accounting treatment made by the Company under U.S. GAAP with respect to the treatment of capitalized mine development costs prior to the establishment of proven and probable reserves. Under Canadian GAAP we capitalize mine development costs after proven and probable reserves have been established. We also capitalize costs on properties where we have found non-reserve material that does not meet all the criteria required for classification as proven or probable reserves. Under US GAAP, exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserve under SEC rules are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but expensed under US GAAP; In addition, the Company amended the following sections in order to clarify its disclosure: Part 1n General Information-Mineral Reserve Estimates; Part 1n General Information-Recent Developments; Part 1, Item 3. Key Information-Risk Factors; Part, 1 Item 4. Information on the Company-Properties-Brisas Project; and Part, 1, Item 4. Information on the Company-Venezuelan Mining, Environment and Other Matters.

The revision in accounting treatment under U.S. GAAP has had no effect on the Company's primary financial statements and related notes prepared in accordance with Canadian GAAP since the Company's capitalization policy for mine development costs are in accordance with Canadian GAAP.

This Amendment does not reflect events occurring after our original filing of the Form 20-F and does not modify or update the disclosure therein in any way other than as necessary to reflect the amendments discussed above.


PART I
GENERAL INFORMATION
Forward-Looking Statements

The information presented or incorporated by reference in this Annual Report on Form 20-F, including Operating and Financial Review and Prospects in Item 5, contains both historical information and forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the Securities Act), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the Exchange Act)). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forwardlooking statements, including without limitation, our ability to obtain additional funding for the development of the Brisas Project, in the event any key findings or assumptions previously determined by our experts in the final feasibility study significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project, the risk that actual mineral reserves may vary considerably from estimates presently made, the impact of currency, metal prices and metal production volatility, concentration of operations and assets in Venezuela, the regulatory, political and economic risks associated with Venezuelan operations, changes in proposed development plans (including technology used), our dependence upon the abilities and continued participation of certain key employees, and the risks normally incident to the operation and development of mining properties.

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The words "believe," "anticipate," "expect," "intend," "estimate," "plan,"
"assume," "positioned," "may," "will," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our Company website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are urged to read the Company's filings with U.S. and Canadian securities regulatory agencies, which can be viewed on-line at www.sec.gov, www.sedar.com or at the Company's website, www.goldreserveinc.com. Additionally, you can request a copy directly from the Company.

Mineral Reserve Estimates

With the completion of the bankable feasibility study in early 2005 described below, the Brisas project is an advanced development-stage project. The mineral reserves contained herein have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. We believe that the calculation of such mineral reserves is substantially the same as those under the U.S. Securities and Exchange Commission Industry Guide 7. However,we advise U.S. investors that definitions contained in National Instrument 43-101differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7.

Recent Developments

In early 2005, Aker Kvaerner Metals, Inc., a subsidiary of the international engineering and construction services group, Aker Kvaerner ("Aker Kvaerner"), and a number of other consultants including Pincock Allen & Holt ("PAH") and Vector Colorado LLC ("Vector"), completed a bankable feasibility study with respect to the construction and operation of the Brisas Project, our primary mining asset. The feasibility study operating plan assumes a large open pit mine and anticipates utilizing conventional truck and shovel mining methods with the processing of ore at full production of 70,000 tonnes per day, yielding an average annual production of 486,000 ounces of gold and 63 million pounds of copper over an estimated mine life of approximately 16 years. The operating plan further assumes proven and probable reserves of approximately 9.2 million ounces of gold and 1.2 billion pounds of copper in 414 million tonnes of ore grading 0.69 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $2.76 per tonne using a gold price of $350 per ounce and a copper price of $0.90 per pound.

Initial costs to put the Brisas Project into production (construction and related development costs) are estimated to be approximately $552 million. The feasibility study economic model assumed an economic base case utilizing $400 per ounce gold and $1.00 per pound copper. At such prices, total cash operating costs (net of copper credits) are estimated at $154 per ounce of gold and total costs per ounce, including operating costs and initial and sustaining capital would be $263 per ounce of gold. Costs of certain Venezuelan valued added taxes and import duties are not currently included in the initial cost of the project because Venezuelan law provides for exoneration of or an exemption from paying such taxes. We are currently exploring financing options for the Brisas Project and have retained a financial advisor to assist in our efforts. Following completion of environmental studies, receipt of necessary permits and obtaining sufficient funding, construction of the planned facility is expected to take 24-26 months, with commissioning and achievement of commercial production shortly thereafter. Based on the results of the feasibility study, the Company plans to produce gold dore on-site and ship gold/copper concentrate to an off-site smelter. See Item 4. Information on the Company-Properties.

Currency

All currency is in U.S. Dollars unless otherwise noted.

Glossary

Certain technical terms used herein are defined in the glossary at the end of this Annual Report.

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Item 1. Identity of Directors, Senior Management and Advisors- Not Applicable
Item 2. Offer Statistics and Expected Timetable- Not Applicable
Item 3. Key Information

Selected Financial Data

The selected financial data set forth below are derived from the Company's audited financial statements and should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing in

Item 17 and Operating and Financial Review and Prospects in Item 5. The following selected financial data have been prepared in U.S. Dollars on the basis of accounting principles generally accepted in Canada.


                        2004         2003         2002        2001         2000
--------------------------------------------------------------------------------
(in thousands of U.S. Dollars, except share and per share amounts)
Other income            $900         $770         $703       $1,200        $884
Net loss              (5,483)      (3,707)      (3,008)        (851)     (1,311)
Loss per
common share(1)        (0.19)       (0.15)       (0.13)       (0.04)      (0.06)
Total assets(2)       86,606       67,030       59,843       62,553      63,231
Net Assets -
 Shareholders'
  equity (3)          84,176       65,138       58,412       61,169      61,859
Capital stock        136,908      112,971      102,498      102,266     102,106
Common shares:(4)
 Issued           33,715,795   27,750,258   22,996,158   22,655,122  22,196,242
 Outstanding      33,421,708   27,456,171   22,702,071   21,361,035  21,902,155
Equity Units:(4)
 Issued            1,157,397    1,237,880    1,289,980    1,313,016   1,446,396
 Outstanding         658,122      738,605      790,705      813,741     947,121


1.Basic and diluted.
2. Total assets prepared in accordance with accounting principles generally accepted in the U.S. at December 31, 2004, 2003, 2002, 2001, and 2000 were $89,650, $70,145, $59,884, $62,713, and $63,329, respectively.
3.Total shareholdersi equity prepared in accordance with accounting principles generally accepted in the U.S. at December 31, 2004, 2003, 2002, 2001, and 2000 was $87,220, $68,253, $58,453, $61,329, and $61,957, respectively.
4. Great Basin Energies Inc. and MGC Ventures Inc., each consolidated subsidiaries of the Company, own shares of the Company. As a result, the Company has an indirect investment in itself. The shares and equity units held by these entities represent the difference between issued and outstanding shares.

Dividends

We have not declared cash or share dividends since 1984 and have no present plans to pay any cash or share dividends. We may declare cash or share dividends in the future only if earnings and capital of the Company are sufficient to justify the payment of such dividends.

Risk Factors

Obtaining funding for project planning, construction and development and related operating activities is essential to the Company's future plans.

The Board of Directors recently approved the financing and construction of the Brisas Project based on the results of the bankable feasibility study completed in early 2005. The feasibility study contemplates an initial capital investment to put the Brisas Project into production of approximately $552 million. The timing and extent of funding such investment depends on a number of important factors, including the actual timetable of our 2005-2006 development plan, completion of environmental studies, receipt of appropriate permits, the price of gold and copper, results of our efforts to obtain financing, the political and economic conditions in Venezuela, and our share price.

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In the near-term, management believes that cash and investment balances are sufficient to enable the Company to fund its pre-construction activities through 2006 (excluding substantial Brisas Project construction activities). These activities are expected to consist of detailed project engineering, development and implementation of project related contracts such as engineering, procurement and construction management, port facilities, concentrate sales contracts, electricity and fuel supply contracts, and a number of other agreements related to the construction and operation of the Brisas Project, completion of the Brisas Project Environmental and Social Impact Assessment Study, obtaining the required permits (primarily the permits to construct and operate) and identifying suitable funding sources.

Management provides no assurances that it will be able to obtain the substantial additional financing that will be needed to construct the Brisas Project, and the Company currently has no definitive proposals or firm commitments to proceed with such financing. Failure to raise the required funds will mean the Company is unable to construct and operate the Brisas Project, which would have a material adverse effect on the Company.

As of March 28, 2005, the Company had approximately $32 million in cash and investments. We currently do not generate revenue from operations and have historically financed operating activities primarily from the sale of common shares or other equity securities.

Risks arising from the bankable feasibility study and construction of the Brisas Project.

The bankable feasibility study was completed to determine the economic viability of the Brisas mineralized deposit. Many factors are involved in the determination of the economic viability of mining a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates, construction, operation, permit and environmental requirements, and the estimate of future gold prices. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions and the ore and anticipated environmental and regulatory compliance costs.

While the Company is satisfied with the feasibility study, each of these factors involves uncertainties and the making of assumptions and, as a result, the Company cannot give any assurance that the overall feasibility study will prove accurate in preparation, construction and development of the Brisas Project or that any key finding or underlying assumption will not prove to be inaccurate. It is not unusual in new mining operations to experience unexpected problems during development. Costs could increase depending upon a number of factors within and beyond our control. The actual cost and time of placing the Brisas Project into production could differ significantly from estimates contained in the bankable feasibility study. Likewise, if and after the Brisas Project is developed, actual operating results may differ from those anticipated in the feasibility study.

The volatility of the price of gold and copper could have a negative impact upon our current and future operations.

The price of gold and copper has a significant influence on the market price of our common shares and our business activities. Fluctuation in gold and copper prices directly affects, among other things, the overall economic viability of the project, our ability to obtain sufficient financing required to construct the Brisas Project, including the terms of any such financing, and the calculation of reserve estimates. The price of gold is affected by numerous factors beyond our control, such as the level of inflation, fluctuation of the United States Dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world. Copper prices also fluctuate and are generally affected by global and regional demand and existing inventories. As of March 28, 2005, the closing price for gold and copper was: Gold: $426 per ounce, copper: $1.52 per pound. The following table sets forth the average of the daily closing price for gold and copper for the periods indicated as reported by the London Metal Exchange:

YEAR ENDED DECEMBER 31,
                    5 Yr. Avg.   2004    2003    2002    2001    2000
----------------------------------------------------------------------
Gold ($ per ounce)     $  327  $  410  $  363  $  310  $  271  $  279
Copper ($ per pound)   $ 0.88  $ 1.37  $ 0.81  $ 0.71  $ 0.73  $ 0.80

PAGE 8
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Venezuelan environmental laws and regulations

Venezuela maintains environmental laws and regulations for the mining industry that impose significant obligations on companies doing business in the country. The MARN, which administers Venezuelan environmental laws and regulations, proscribes certain mining recovery methods deemed harmful to the environment and monitors mining activities to ensure compliance. Venezuela's environmental legislation provides for the submission and approval of environmental impact statements for certain operations and provides for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas which could result in environmental pollution. Insurance covering losses or obligations related to environmental liabilities is not maintained and will only be maintained in the future if available on a cost-effective basis.

Challenges to mineral property titles or contract rights

Acquisition of title or contract rights to mineral properties is a very detailed and time-consuming process under Venezuelan law. Mining properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers can often be complex. The Company believes it has clear title and/or rights to all of the properties for which it holds concessions or other contracts and leases. However, the Company does not know whether someone will challenge or impugn title or contract rights to such properties in the future or whether such challenges will be by an individual or a government agency. From 1992 to late 1994 the Company was involved in a lawsuit relating to ownership of the Brisas Project. The Company successfully defended its ownership rights in the Venezuelan courts and subsequently settled the lawsuit for a substantial sum. A claim that the Company does not have title or contract rights to a property could have an adverse impact on the Company's business in the short-term and a successful claim could negatively impact the future results of the Company.

Compliance with other laws and regulations

In addition to protection of the environment, the Company's activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. Obtaining the necessary permits is critical to our business. Obtaining and maintaining such permits can be a complex, time consuming process and as a result the Company cannot assess whether necessary permits will be obtained or maintained on acceptable terms, in a timely manner or at all. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of our operations or material fines, penalties or other liabilities.

Future results depend on the Brisas Project.

The Company has invested over $80 million on the Brisas Project. Any adverse event affecting this property would likely significantly impact the future results of the Company.

Our mineral resource and reserve estimates may vary from estimates in the future.

The mineral resource and reserve estimates have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities.

This report uses the terms "measured," "indicated" and "inferred" resources. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. We believe that the calculation of mineral reserves is substantially the same as those under the U.S. Securities and Exchange Commission Industry Guide 7. However,we advise U.S. investors that definitions contained in National Instrument 43-101differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7.U.S. investors are cautioned not to assume that mineralization ("mineral resource") not already categorized as mineral reserves will ever be converted into reserves in the future.

As part of the completion of the bankable feasibility study, PAH reviewed the methods and procedures utilized by the Company at the Brisas Project to gather geological, geotechnical, and assaying information and found them reasonable and meeting generally accepted industry standards for a bankable feasibility level of study. PAH believes that the Brisas Project has conducted exploration and development sampling and analysis programs using standard practices, providing generally reasonable results and believes that the resulting data can effectively be used in the estimation of mineral resource and reserves.

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Based on the results set forth in the study, the operating plan assumes a large open pit mine containing proven and probable reserves of approximately
9.2 million ounces of gold and 1.2 billion pounds of copper in 414 million tonnes of ore grading 0.69 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $2.76 per tonne. The final pit was based on a shape produced by an industry standard pit optimization software using a gold price of $350 per ounce and a copper price of $0.90 per pound. Utilizing conventional truck and shovel mining methods with the processing of ore at full production of 70,000 tonnes per day, the study anticipates the Brisas Project will yield an average annual production of 486,000 ounces of gold and 63 million pounds of copper over an estimated mine life of approximately 16 years.

The bankable feasibility study assumed an economic model base case utilizing $400 per ounce gold and $1.00 per pound copper. At such prices, cash operating costs (net of copper credits) are estimated at $154 per ounce of gold and total costs per ounce, including operating costs and initial and sustaining capital, would be $263 per ounce of gold. Initial capital costs to construct and place the Brisas Project into production are currently estimated to be approximately $552 million. Tax exonerations or tax payment holidays are available for various taxes including value added taxes ("VAT") and import duty tax on the initial capital costs. Management is in the process of applying for all available exonerations and expects to obtain such exonerations prior to the construction of the project. As a result, the cost of such taxes and import duties are not included in the initial costs of the project. However, there can be no assurances that such exonerations will be obtained.

Construction of the Brisas Project, the start of which is primarily dependant upon obtaining the necessary permits and sufficient funding, is expected to take 24-26 months, with commissioning and achievement of commercial production shortly thereafter. Operating supplies are expected to be purchased primarily in Venezuela and from other South American countries. Power is available from a transmission line that passes within a few kilometers of the project site. The power company has constructed a substation at the Km 88 location for connection to the project. Abundant water is available in the area, with the Brisas Project's fresh water requirements being met by water pumped from the pit dewatering system, and by rainfall recovered in the tailings pond. On-site accommodations will be provided for employees, who will be drawn both from the local area, and from the industrialized area around Puerto Ordaz. Over 2,000 personnel will be needed for the construction of the project and employment will peak at over 900 operating personnel. The mining and processing methods are all based on conventional technology and, at present, no new or unproven technology is expected to be employed.

The following key findings were determined by Aker Kvaerner in its preparation of the feasibility study:

Using a pit shape based on $350/oz gold price and $0.90/lb copper price, PAH has estimated that the Brisas Project deposit contains a proven and probable reserve of 414.6 million tonnes of ore grading 0.69 grams per tonne gold and
0.13 percent copper. The pit design contains waste rock material of 748.3 million tonnes resulting in a 1.8:1 (waste to ore) strip ratio. Total metal contained in the ore is 9.2 million ounces of gold and 1.2 billion pounds of copper,

Brisas is a gold and copper deposit with favorable leverage to gold and copper prices,

The ore-body is very large, predictable and open for further expansion,

The ore-body is relatively simple to mine, although requires special attention to mine dewatering in order to insure mining efficiencies and pit slope stability,

Metallurgy is straightforward with a gravity circuit, flotation to generate a gold-copper concentrate and cyanidation of cleaner tailings,

SGS Lakefield Research confirmed the Brisas Projectis gold and copper metallurgical recovery profiles,

Existing infrastructure (including transportation and power transmission) near the Brisas Project minimizes capital and operating costs.

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The following are the key assumptions contained in the 2005 Bankable
Feasibility Study: Proven and probable reserves using $350 per ounce of gold and $0.90 per pound of copper:
_____________________________________________________________

Proven Reserves               193.2 million tonnes;
                              0.71 g/t gold and 0.12% copper
Probable Reserves             221.3 million tonnes;
                              0.68 g/t gold and 0.13% copper
Strip ratio (waste: ore)      1.81:1
Mine Life                     16 years
Mill throughput               70,000 tonnes per day "Hardrock" ore
                              6,000 tonnes per day "Sulfide" saprolite
                              6,000 tonnes per day "Oxide" saprolite
Plant Metal recoveries
     gold                     83.1%
     copper                   87.0%
Net payable Metals
     gold                     82.4%
     copper                   83.0%
Life of Mine Production (payable metals)
     gold                     7.59 million ounces
     copper                   979 million pounds
Average annual
  gold production             486,000 ounces
Average annual
  copper production           63 million pounds
Average annual copper
  concentrate production      124,000 metric tonnes

Economic Model Results using $400 per ounce of gold and $1.00 per pound of copper:
_____________________________________________________________

Total cash operating cost
(on site and off site)        $5.26 per tonne ore
Initial capital cost          $552.4 million
Working capital               $39.3 million
Ongoing capital               $132.3 million
Cash Operating cost *         $154 per ounce of gold
Production Taxes              $13 per ounce of gold
Total Cash costs *            $167 per ounce of gold
Capital Cost Amortization     $96 per ounce of gold
Total Cost                    $263 per ounce of gold

IRR, NPV and Payback using:
   per ounce of gold and:              $400                 $350
   per pound of copper                $1.00                 $0.90
___________________________________________________________________
Internal rate of return (After-Tax)      9.1%              5.2%
Project net present value (After-Tax)
                            @ 0%        $711 million     $384 million
                            @ 5%        $207 million      $12 million
Project payback                           8 years          10.8 years
* Net of copper by product credit

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Mineral Resource and Reserve Estimates

PAH reviewed the methods and procedures utilized by the Company at the Brisas Project to gather geological, geotechnical, and assaying information and found them reasonable and meeting generally accepted industry standards for a bankable feasibility level of study. PAH believes that the Brisas Project has conducted sampling and analysis programs using standard practices, providing generally reasonable results and believes that the resulting data can effectively be used in the estimation of resources and reserves.

PAH calculated the mineral resource and reserve estimates contained herein, most recently in February 2005 in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. We believe that the calculation of mineral reserves is substantially the same as those under the U.S. Securities and Exchange Commission Industry Guide 7. However,we advise U.S. investors that definitions contained in National Instrument 43-101differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7.


Mineral Resource Estimate

Based on work completed by PAH for the Brisas bankable feasibility study, using an off-site smelter process for treating copper concentrates, the Brisas Project is estimated to contain a measured and indicated mineral resource of 10.97 million ounces of gold and approximately 1.4 billion pounds of copper (based on 0.4 gram per tonne gold equivalent cut-off). A glossary of terms used herein is contained in the appendix.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms "measured" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that the mineralization not already categorized as mineral reserves will ever be converted into reserves.

The February 2005 estimated measured and indicated mineral resource utilizing an off-site smelter process is summarized in the following table and includes the mineral reserve estimate shown in the following section:


(kt=1,000 tonnes)
              Measured              Indicated           Measured and Indicated
Au Eq   ---------------------   ---------------------   ----------------------
Cut-off          Au     Cu                Au     Cu               Au      Cu
Grade     kt    (gpt)   (%)      kt      (gpt)   (%)       kt    (gpt)    (%)
------------------------------------------------------------------------------
0.40    217,883  0.700  0.118   284,941  0.662  0.132   502,824  0.678  0.126
------------------------------------------------------------------------------


Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

The inferred mineral resource, based on an off-site smelter process (0.4 gram per tonne gold equivalent cut-off), is estimated at 126.5 million tonnes containing 0.65 grams gold per tonne and 0.13 percent copper. The mineral resource and gold equivalent (AuEq) cut-off is based on $350 per gold ounce and $0.90 per pound copper. The qualified persons involved in the property evaluation and resource and reserve estimates were Raul Borrastero C.P.G., Susan Poos, P.E., Richard Addison, P.E., and Rick Lambert, P.E. of PAH, and Brad Yonaka of Gold Reserve.

Mineral Reserve Estimate

Based on work completed by PAH for the Brisas bankable feasibility study, using an off-site smelter process for treating copper concentrates, the Brisas Project is estimated to contain a proven and probable mineral reserve of approximately 9.2 million ounces of gold and 1.2 billion pounds of copper.

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The February 2005 estimated proven and probable mineral reserve utilizing traditional flotation and off-site smelter processes is summarized in the following table:

<CAPTION

          Reserve     Au     Cu     Au           Cu          Waste        Total
          tonnes      Grade  Grade  ounces       pounds      tonnes       tonnes       Strip
Class     (thousands) (gpt)  (%)    (thousands)  (millions)  (thousands)  (thousands)  Ratio
--------------------------------------------------------------------------------------------
Proven    193,248     0.71   0.123  4,399          525
Probable  221,315     0.68   0.133  4,808          654
--------------------------------------------------------------------------------------------
Total     414,563     0.69   0.129  9,207        1,179       748,333      1,162,895     1.81
--------------------------------------------------------------------------------------------

The reserves disclosed above which are designated as commercially viable are a part of the mineral resources estimate shown in the previous section. Note that the mineral resources estimate does not represent material that exists in addition to the mineral reserve.

The mineral reserve (within a pit design) has been estimated in accordance with CSA National Instrument 43 n 101, which we believe is substantially the same as SEC Industry Guide 7. The mineral reserve was estimated using average recovery rates for gold and copper of 83% and 87% respectively, metal prices of U.S. $350 per ounce gold and U.S. $0.90 per pound copper with an internal revenue cut-off of $2.76 per tonne. The qualified persons involved in the property evaluation and resource and reserve estimates were Raul Borrastero C.P.G., Susan Poos, P.E., Richard Addison, P.E., and Rick Lambert, P.E. of PAH, and Brad Yonaka of Gold Reserve.

Brisas Project Work To Date

Over $80 million has been expended on the Brisas Project since inception.These costs include property and mineral rights, acquisition costs, equipment expenditures, litigation settlement costs and exploration costs. Considerable work has taken place to establish the mineral resource and proven and probable reserves.

Previous activities on the property include:

Extensive geology, geophysics and geochemistry
811 exploration drill holes
Approximately 181,000 meters of drilling
Independent audits of exploration drilling, sampling, assaying procedures and ore reserves methodology
Environmental baseline work/socioeconomic studies
Hydrology studies
Geotechnical studies
Mine planning
Advanced stage grinding and metallurgical testwork
Tailings dam designs
Milling process flow sheet designs
Preliminary feasibility study completed in 1998 and updated in 2000 Submittal and approval of initial operating plan based on the preliminary feasibility study for the Brisas Project by the MIBM
Extraction of a 700 tonne bulk sample from an underground shaft for large scale metallurgical testing

In addition to the completion of the Brisas bankable feasibility study in early 2005, the following events occurred in 2004:

The Company received a Special Award for Excellence in Social Management from the Latin-America Mining Organization ("OLAMI"). OLAMI is an industry association that represents and promotes mining in 16 Latin American countries. The Company received this award for its past and current work in social management and responsibility at its Brisas Project.

Neil S. Seldon & Associates Ltd. (NSA) of Vancouver, BC, Canada was engaged to market the copper and precious metals concentrate related to the Brisas Project. NSA also assisted the Company in the development of sales and marketing strategies and with smelter negotiations for the concentrate sales contracts. Management and NSA contacted representatives of smelters in Japan, Germany and Spain. Management expects to complete indicative marketing agreements with one or more smelters in 2005.

PAGE 20
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In addition to the issues described above, Venezuelan mining and environmental regulations require the rational exploitation of all known mineralization and prohibits the development of permanent structures over mineralization and development efforts that hinder or negatively impact the rights of neighbors. These regulations provide, among other things, the environment in which neighboring title-holders can negotiate set-back agreements in order to allow the mineralization contained within an adjoining area to be rationally exploited by all parties. The Company's Brisas project mine plan, which contains the assumption that a set-back agreement will be obtained, has already been approved by the MBIAM and, although the Company has not obtained a definitive set-back agreement with any adjacent property title-holders, management has no reason to believe that such agreements will not be obtained in the future. Further, approval of the Company's mine operating plan acknowledges that either the Company, a Venezuelan government entity and/or its subcontractor will mine the area between the pits with the extracted ore delivered to the appropriate property owner. Consistent with this assumption, the Company has already held discussions with the MBIAM where it offered to mine the area and either process the ore and deliver the equivalent value in cash or metals or deliver the mineralized material to a stockpile of their or their contractors choice. As a result of Venezuelan mining laws and related regulations, the government (or in this case the MBIAM) has significant influence over the extraction of mineralization contained in this single continuous ore body comprised of LC and Brisas and, as such, management believes that a set-back agreement will be obtained in the future allowing the adjoining mineralization to be mined during the life of the project.

1945 Mining Law Transition Provisions

All concessions acquired by BRISAS under the 1945 Mining Law are governed by the 1999 Mining Law subject to the following provisions: 1) the right to conduct exploitation activities will be limited to the minerals and deposits indicated in the corresponding mining titles and 2) the term of the concession is the one indicated in the corresponding mining titles, which commences from publication thereof in the Official Gazette.

Conversion of CVG Work Contracts into Mining Concessions

The Transitory Provisions included in Title XI of the 1999 Mining Law contemplate the conversion of CVG Work Contracts into mining concessions. In September 2003 a Presidential Decree was enacted that eliminated the authority of CVG to grant new mining contracts for the exploration, development and exploitation of gold and diamonds in the Guayana region. The Decree is a continuation of the policy of the MIBM to centralize the management of mining rights in the Guayana region. The Company has acquired several properties located near the Brisas property pursuant to CVG Work Contracts and has applied to the MIBM in a timely manner for conversion thereof into mining concessions. The MIBM has indicated it expects to act on these conversion applications now that the Imataca issue has been resolved.

Environmental Laws and Regulations

Venezuela's environmental laws and regulations are administered through the MARN. The MARN proscribes certain mining recovery methods deemed harmful to the environment and monitors concessionaires' activities to ensure compliance. Construction and production activities require four different permits or approvals from the MIBM and MARN: 1) Permit to Occupy the Territory ("Occupation Permit") from the MARN, 2) Permit to Affect for Exploration from the MARN, 3) Approval of the prescribed operating plan (Feasibility study) by the MIBM and 4) Permit to Affect for Construction and Exploitation from the MARN. Although not consistently applied in the past, regulations state that the MIBM will apply for and obtain the Occupation Permit on behalf of those persons or entities applying for concessions before granting the mining title. Applicants submit an environmental questionnaire to the MIBM, which they in turn submit to the MARN. The production permitting process is initiated by filing the proposed terms of reference which, when approved, serves as the basis for an EIS. The format for the EIS is stipulated in a 1996 law (Decree #1257) and conforms to an international standard.

Other Taxes

Venezuelan tax law provides for a maximum corporate income tax rate on mining companies of 34%. This rate applies to net income over approximately U.S.$30,000 depending on exchange rates. Other Venezuelan taxes that apply or may eventually apply to the Company's subsidiaries include a 15% value added tax on goods and services, a 5% to 20% import duty on mining equipment and a 0.05% tax on certain bank transactions. Upon application, Venezuela offers certain exemptions or exonerations from value added tax and import duties to mining companies. Management is in the process of applying for such exemptions or exoneration, where available.

Political and Economic Situation

See -"Risk Factors -Our mining assets are concentrated in Venezuela and our operations could be disrupted-Political and Economic Environment"

PAGE 58
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10.	Shareholder Rights Plan:

At the 1997 annual meeting of shareholders, a "Shareholder Rights Plan" approved by the shareholders of Gold Reserve Corporation. As part of the Reorganization described in Note 1, the Shareholder Rights Plan was assumed by the successor issuer Gold Reserve Inc. The Rights Plan is intended to give adequate time for shareholders of the Company to properly assess the merits of a take-over bid without pressure and to allow competing bids to emerge. The Rights Plan is designed to give the board of directoris time to consider alternatives to allow shareholders to receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company's outstanding shares without complying with the "permitted bid" provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase common shares of the Company at a 50% discount to the market price at the time. In 2003, the shareholders approved an amendment to continue the Shareholder Rights Plan until June 30, 2006.

11. Differences Between Canadian and U.S. GAAP:

The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in Canada. The effect of the principal measurement differences between U.S. and Canadian GAAP are summarized below.

                              Canadian GAAP        Change        U.S. GAAP

2004

Total assets                $  86,605,531   $  (37,990,343)A,C   $  48,615,188
Total shareholders' equity     84,176,058      (37,990,343)A,C      46,185,715
Net loss                       (5,482,629)      (4,877,262)B,C     (10,359,891)
Cash flow used by operations   (3,958,098)      (6,268,328)C       (10,226,426)
Cash flow (used) provided
  by investing activities      (3,661,795)       6,268,328 C         2,606,533

2003

Total assets                $  67,030,482   $  (31,651,868)A,C   $  35,378,614
Total shareholders' equity     65,138,471      (31,651,868)A,C      33,486,603
Net loss                       (3,707,336)      (7,704,726)B       (11,412,062)
Cash flow used by operations   (2,898,151)                           (2,898,151)
Cash flow provided
  by investing activities       2,731,267                             2,731,267

2002

Total assets                $  59,842,523   $  (34,724,809)A,C   $  25,117,714
Total shareholders' equity     58,412,021      (34,724,809)A,C      23,687,212
Net loss                       (3,008,122)      (1,162,804)B        (4,170,926)
Cash flow used by operations   (2,244,724)                          (2,244,724)
Cash flow used
  by investing activities      (1,948,269)                          (1,948,269)

For U.S. GAAP purposes, the Company accounts for stock-based employee compensation arrangements using the intrinsic value method. Had the fair value method of accounting been used under U.S. GAAP, the net loss would have been 4,690,986, 11,818,170 and 4,183,919 for the years ended December 31,
2004, 2003 and 2002, respectively.

A Under U.S. GAAP, marketable securities would be divided between held-to-maturity securities and available-for-sale securities. Those securities classified as available-for-sale would be recorded at market value and the unrealized gain or loss would be recorded as a separate component of shareholdersi equity.

B For U.S. GAAP purposes, the Company accounts for stock-based employee compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No.25, "Accounting for Stock Issued to Employees". Under U.S. GAAP, when the exercise price of certain stock options is amended (the "Repricing "), these options are accounted for as variable compensation from the date of the effective Repricing. Under this method, following the repricing date, compensation expense is recognized when the quoted market value of the Company's common shares exceeds the amended exercise price. Should the quoted market value subsequently decrease, a recovery of a portion, or all of the previously recognized compensation expense will be recognized. For U.S. GAAP purposes, the Company will adopt SFAS 123, "Accounting for Stock Based Compensation" effective January 1, 2005. SFAS 123 requires the use of the fair value method of accounting for stock based compensation. This standard is consistent with the revised provisions of CICA 3870, which was adopted by the Company for Canadian GAAP effective January 1, 2004. For U.S.GAAP, the Company will apply the modified retrospective method of adoption included in SFAS 148 and will adjust shareholdersi equity in 2005 as if the fair value based accounting method in this statement had been used to account for all employees awards granted, modified or settled in fiscal years beginning after December 14,1994. This standard is consistent with the revised provisions of CICA 3870, adopted for Canadian GAAP effective January 1, 2004.

C Under Canadian GAAP we capitalize mine development costs after proven and probable reserves have been established. We also capitalize costs on properties where we have found non-reserve material that does not meet all the criteria required for classification as proven or probable reserves. Under US GAAP, exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserve under SEC rules are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but expensed under US GAAP.